As filed with the Securities and Exchange Commission on December 17, 2014. Registration No. 333-171441

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

INMUEBLES CARSO, S.A.B. DE C.V.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

United Mexican States

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jorge U. Juantorena, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	Brian D. Obergfell, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated. Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 10, 11, 15
(iii) The collection and distribution of dividends	Articles number 4, 9, 10 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 10,11, 13 and 15
(v) The sale or exercise of rights	Articles number 9, 10 and 15
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 9, 10, 12 and 15
(vii) Amendment, extension or termination of the deposit agreement	Articles number 17 and 18
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 13
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5 and 6
(x) Limitation upon the liability of the depositary	Articles number 3, 9, 15 and 18

3. Fees and Charges	Articles number 3 and 6

Item - 2. Available Information

Public reports furnished by issuer	Article number 13

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of January 6, 2011 among Inmuebles Carso, S.A.B. de C.V., The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. – Previously filed.
b.	Any other agreement, to which the depositary is a party, relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. – Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See a. above.

d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 17, 2014.

Legal entity created by the agreement for the issuance of depositary shares representing Series B-1 common shares of Inmuebles Carso, S.A.B. de C.V.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Slawek Soltowski

Name: Slawek Soltowski

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, Inmuebles Carso, S.A.B. de C.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Mexico City, Mexico, on December 16, 2014.

Inmuebles Carso, S.A.B. de C.V.

By: /s/ Armando Ibáñez Vásquez
Name: Armando Ibáñez Vásquez

Title: Principal Financial and Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 16, 2014.

	*	Principal Executive Officer and Director
Gerardo Kuri Kaufmann

	*	Principal Financial and Accounting Officer
Armando Ibáñez Vásquez

	*	Director
Carlos Slim Helú

	*	Director
José Shedid Merhy

	*	Director
Alfonso Salem Slim

	*	Director
Alejandro Aboumrad González

	*	Director
Antonio Cosío Pando

	*	Director
Luis Ramos Lignan

	*	Director
Ernesto Vega Velasco

	PUGLISI & ASSOCIATES	Authorized Representative in the United States

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi, Managing Director

* By:	/s/ Veronica Ramírez Villela
Veronica Ramírez Villela
Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certification Under Rule 466.